July 11, 2025

Raymond Be

Division of Investment Management

Disclosure Review & Accounting Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	Themes ETF Trust (the “Trust”)

Post-Effective Amendment No. 35 to the Registration Statement on Form N-1A (the “Amendment”)

File Nos.: 333-271700 and 811-23872

Dear Mr. Be:

This correspondence responds to the comment received by the undersigned from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) with respect to the Amendment relating to the Leverage Shares 2X Long UNH Daily ETF (the “Fund”). For your convenience, your comment is summarized below with the response following the comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

1.	Comment: Please supplementally explain why making these changes to an existing ETF in the Amendment as opposed to an amendment adding a new ETF is consistent with the text and policy of Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”). Please explain why you believe this does not provide a competitive advantage over other registrants that add new series under Rule 485(a) that go effective in 75 days (as opposed to 60 days).

Response: The changes are being made in a post-effective amendment to the registration statement of an existing fund because the post-effective amendment was filed for the purpose of making material changes to an existing series in accordance with Rule 485(a)(1), rather than adding a new series, in accordance with Rule 485(a)(2) under the 1933 Act. It would not be appropriate for an existing series to file under Rule 485(b)(2). A filing pursuant to Rule 485(a)(1) under these circumstances is wholly appropriate and consistent with text and policy of the rule and industry practice. The Trust does not believe that filing under Rule 485(a)(1) provides an unfair competitive advantage over other registrants because the Trust is adhering to the rules promulgated under the 1933 Act and the Staff’s pronouncements thereon. The Trust notes that the changes to the registration statement are publicly available for 60 days prior to the effectiveness of the registration statement and that such changes are subject to review by the Staff. Furthermore, we note that Rule 485(a)(1) is available to every registrant and Rule 485(a)(1) is regularly used by registrants to make material changes to registration statements for funds and making such a filing is consistent with long standing, accepted industry practice.

KAREN A. ASPINALL ● PARTNER

11300 Tomahawk Creek Pkwy, Suite 310 ● Leawood, KS 66211 ● p: 949.629.3928

Practus, LLP ● Karen.Aspinall@Practus.com ● Practus.com

If you have any questions regarding the above responses, please do not hesitate to contact me at (949) 629-3928 or Karen.Aspinall@practus.com.

Sincerely,

/s/ Karen Aspinall

Karen Aspinall

Trust Counsel

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